October 14, 2010

Via EDGAR Transmission

Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:	Cleveland BioLabs, Inc. (the “Company” or “CBLI”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on March 22, 2010 File No. 001-32954

Dear Mr. Rosenberg:

We are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated September 30, 2010 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter. All page references are to the marked version of the Form 10-K.

Products in Development, page 4

1.
We have reviewed your response to comment 1. We note that you have spent approximately $35,277,485 on research and development activities related to Protectan CBLB502. Please tell us the percentage of these costs that have been funded by the Chemical Biologic Medical System Joint Project Management Office pursuant to the agreement.

Response:

The Chemical Biologic Medical System Joint Project Management Office, pursuant to the U.S. Department of Defense (the “DoD”) contract in question (the “DoD Contract”), has funded approximately 22.9% of the research and development activities related to Protectan CBLB502.

As discussed in the response letter to you dated August 26, 2010, it is CBLI’s view that the DoD Contract does not fall within the scope of Item 601(b)(10)(ii) of Regulation S-K due to the nature of such agreement (an ordinary course agreement to provide funding for the development of CBLB502), CBLI’s ability in the past and present to access alternative sources of funding, including the capital markets, and CBLI’s strong belief that the loss of the DoD Contract would not in itself change CBLI’s business in a fundamental manner. As such, CBLI respectfully submits that the DoD Contract does not rise to the level of an agreement required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Jim B. Rosenberg
Securities and Exchange Commission
October 14, 2010

2.
Additionally, we note your reference to the risk factor on page 20. This risk factor discussion includes the U.S. government's rights to terminate the agreement, audit your costs and fees, control and/or prohibit exportation of your products and revise your contracts. Additionally, we note that you are required to provide DoD with status reports, data packages, IND submissions and communications with the FDA. Does the agreement allow the U.S. government to use the results of your research? What are the options that DoD may exercise upon your satisfaction of certain milestones. Please provide proposed disclosure of any additional DoD rights to be included in future filings.

Response:

In response to the Staff’s comment regarding the rights of the U.S. government to use the results of CBLI’s research funded under the DoD Contract, the U.S. government does have certain rights to use the results of the funded research as described below pursuant to FAR 52.227-11 (Patent Rights – Ownership by the Contractor) and FAR 52.227-14 (Rights in Data – General), which were incorporated by reference into the DoD Contract.

FAR 52.227-11 (Patent Rights – Ownership by the Contractor) provides that (i) CBLI may retain ownership to any invention made under the DoD Contract provided that it complies with certain disclosure and election requirements, (ii) the DoD shall have the right to require CBLI, an assignee, or exclusive licensee of a subject invention to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to a responsible applicant or applicants, upon terms that are reasonable under the circumstances, and if CBLI, assignee, or exclusive licensee refuses such request, to grant such a license itself under 35 U.S.C. 203, and (iii) the DoD shall have a nonexclusive, nontransferable, irrevocable, paid-up license to practice, or have practiced for or on behalf of the United States, any subject invention throughout the world, provided that the funding agreement may provide for such additional rights, including the right to assign or have assigned foreign patent rights in the subject invention, as are determined by the DoD as necessary for meeting the obligations of the United States under any treaty, international agreement, arrangement of cooperation, memorandum of understanding, or similar arrangement, including military agreements relating to weapons development and production.  No inventions were made by CBLI in conducting the research under the DoD Contract, which ended on August 31, 2010. Therefore, pursuant to FAR 52.227-11, the U.S. government did not receive any rights to use the results of CBLI’s research funded under the DoD Contract.

Jim B. Rosenberg
Securities and Exchange Commission
October 14, 2010

FAR 52.227-14 (Rights in Data – General) was incorporated by reference into the base DoD Contract dated March 31, 2008 and was deleted by the first amendment to the DoD Contract dated June 30, 2008.  FAR 52.227-14 provides, with certain limited exceptions that do not apply to CBLI’s performance under the DoD Contract, that the U.S. government shall have unlimited rights in (i) data first produced in the performance of the DoD Contract, (ii) form fit and function data delivered under the DoD Contract, (iii) data delivered under the DoD Contract that constitute manuals or instructional and training materials for installation, operation, or routine maintenance and repair of items, components, or processes delivered or furnished for use under the DoD Contract, and (iv) all other data delivered under the DoD Contract. Therefore, pursuant to FAR 52.227-11, the U.S. government has unlimited rights, as described above, to the results of CBLI’s research funded under the DoD Contract during the time period beginning on March 31, 2008 and ending on June 29, 2008.

In response to the Staff’s comment regarding the options that the DoD may exercise upon CBLI’s satisfaction of certain milestones, the base contract provided only funding of non-GLP animal efficacy studies, to include regulatory efforts and project management incident to the non-GLP animal efficacy studies and no options.  The DoD Contract was amended on June 30, 2008 to provide funding for studies supporting the acceptance of an Investigational New Drug (“IND”) application by the Food and Drug Administration (“FDA”) and development of a multi-dose vial acceptable to the FDA as a to-be marketed container closure system and an option to support GLP-animal efficacy studies upon satisfaction of certain milestones by the company.  This option was exercised through a subsequent amendment to the DoD Contract dated June 12, 2009.

As discussed above, the DoD Contract concluded on August 31, 2010 and the U.S. government did not acquire any significant intellectual property rights under the DoD Contract. The sole option under the DoD Contract, relating to the support of GLP animal efficacy studies (which is a part of the advanced development of CBLB502), has already been exercised and CBLI’s disclosure relating to the DoD Contract clearly states that the purpose of the DoD Contract is the advanced development of CBLB502. CBLI respectfully submits that it believes that a revision of the current disclosure relating to the DoD’s rights under DoD Contract is not necessary. However, in order to expeditiously conclude the comment response process, CBLI will add the information requested by the Staff in question 3 below.

3.
We note your response to comment 1 states that the Statement of Work relating to the DoD agreement includes completion of efficacy studies and drug formulation. Please confirm that that you will include this information in future filings.

Response:

CBLI confirms that such information relating to the completion of efficacy studies and drug formulation provided in its response to comment 1 of the Staff’s previous comment letter dated August 12, 2010, all of which relates to the advanced development of CBLB502, will be included in future filings.

Jim B. Rosenberg
Securities and Exchange Commission
October 14, 2010

4.
We have reviewed your response to comment 2 and note that you have agreed to provide descriptions of the U.S. government rights relating to the intellectual property in your next Form 10-Q. Please also confirm that you will include a description of your required activities pursuant to the base contract and options as described in your response letter.

Response:

CBLI confirms that it will include a description of CBLI’s required activities pursuant to the base contract and options as described in its response letter in its next 10-Q filing.

5.
According to your response to comment 2, it is unclear how much you have received pursuant to your agreement with HHS. It appears that you have received at least $9.7 million, including amounts associated with the base contract and first option. Therefore, it appears that at least 27% of the research and development expenses related to Protectan CBLB502 were funded through your agreement with HHS. As CBLB502 is your most advanced product candidate and a significant percentage of the research and development has been funded by HHS, it appears that you are substantially dependent on the HHS agreement. Please file the agreement as an exhibit.

Response:

As discussed in the response letter to you dated August 26, 2010, it is CBLI’s view that the HHS agreement does not fall within the scope of Item 601(b)(10)(ii) of Regulation S-K due to the nature of such agreement (an ordinary course agreement to provide funding for the development of CBLB502), CBLI’s ability in the past and present to access alternative sources of funding, including the capital markets, and CBLI’s strong belief that the loss of the HHS agreement would not in itself change CBLI’s business in a fundamental manner. As such, CBLI’s view is unchanged that the HHS agreement does not rise to the level of an agreement required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

However, in order to expeditiously conclude the comment response process relating to the Form 10-K, CBLI submits that it will file the HHS agreement as an exhibit to the next 10-Q filing.

Patents, page 14

6.	Please confirm that your future filings will disclose when your patents are scheduled to expire.

Response:

CBLI confirms that the scheduled expiration dates for each of its patents will be disclosed in its next 10-Q filing and in all subsequent future filings, as may be required.

Jim B. Rosenberg
Securities and Exchange Commission
October 14, 2010

Financial Statements
Note 4 – Equity Transactions, page 54

7.
Please revise your disclosures to include the information provided to us supplementally in your response to comment eight. Please clarify in your revised disclosures whether the increased volatility in the marketplace during 2008 and early 2009 warranted an increase in historical discounts for lack of marketability of 11 to 27 basis points or 11% to 27%.

Response:

CBLI confirms that the disclosures involving the discount for lack of marketability will be revised and included in its next 10-Q.  The revised disclosures will include the information provided to the SEC supplementally in response to comment 8 of the Staff’s previous comment letter dated August 12, 2010, and will clarify that the increased volatility in the marketplace during 2008 and early 2009 warranted an increase in historical discounts for lack of marketability of 11 to 27 basis points.

*      *      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *

Please call the undersigned at (716) 849-6810 ext. 307 with any comments or questions regarding the Form 10-K or this response letter.

Jim B. Rosenberg
Securities and Exchange Commission
October 14, 2010

Very truly yours,

/s/ John A. Marhofer, Jr.
John A. Marhofer, Jr.
Chief Financial Officer

cc:	Securities and Exchange Commission

Gus Rodriguez, Branch Chief

Ibolya Ignat, Staff Accountant

Suzanne Hayes, Branch Chief

Johnny Gharib, Staff Attorney

Cleveland BioLabs, Inc.

Michael Fonstein

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz